FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: October, 2013	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐  No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-173924
2.	Registration Statement – Form F-3 – File No. 33-96354
3.	Registration Statement – Form S-8 – File No. 333-191591
4.	Registration Statement – Form S-8 – File No. 333-182644
5.	Registration Statement – Form S-8 – File No. 333-180968
6.	Registration Statement – Form S-8 – File No. 333-177579
7.	Registration Statement – Form S-8 – File No. 333-177568
8.	Registration Statement – Form S-8 – File No. 333-176479
9.	Registration Statement – Form S-8 – File No. 333-175413
10.	Registration Statement – Form S-8 – File No. 333-175412
11.	Registration Statement – Form S-8 – File No. 333-113096
12.	Registration Statement – Form S-8 – File No. 333-14260
13.	Registration Statement – Form S-8 – File No. 33-92112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Simon A. Fish
	Name:	Simon A. Fish
	Title:	Executive Vice-President and General Counsel

Date: October 17, 2013	By:	/s/ Karen E. Eastburn
	Name:	Karen E. Eastburn
	Title:	Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report

(Filed in form required by Canadian National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F3 Material Change Report)